Exhibit 99.1

CONTACT INFORMATION:

USA:	Asia:
Phil O’Shaughnessy	Wynne Leong
(408) 546-6773	(65) 6895-4120
poshaughnessy@creative.com	wynne.leong@ctl.creative.com

CREATIVE ANNOUNCES Q3 FY08 FINANCIAL RESULTS

SINGAPORE – Apr. 19, 2008– Creative Technology Ltd, a worldwide leader in digital entertainment products, today announced financial results for the third quarter of its 2008 fiscal year, ended March 31, 2008. All financial results are stated in U.S. dollars.

Revenues for the third quarter were $150.3 million, compared to revenues of $183.8 million for the same quarter last year. Net income was $3.0 million for the period, with earnings per share of $0.04. This compares to a net loss of $23.6 million with a loss per share of $0.28 including restructuring charges of $3.5 million for the same period last year.

“Our third quarter results came in below our expectations,” said Craig McHugh, president and COO of Creative Labs, Inc. “We are moving to reduce our operating expenses to bring them in line with our revenues and gross margins. As we reduce our operating expenses we expect to incur restructuring charges in the current and upcoming quarter. As we look forward we are targeting to maintain our fourth quarter revenues at about the same level as the third quarter.”

During the third quarter, Creative Chairman and CEO Sim Wong Hoo gave 668,800 of his personal Creative Shares as a gift to 972 employees of Creative. In accordance with US GAAP, the value of these Creative Shares in the amount of $3.0 million has been reported as a non-cash charge in the Company’s operating expenses for the third quarter.

Share Buyback Program

During the third quarter, Creative purchased 2.5 million shares under its share buyback program at an average price of $4.68.

# # #

About Creative

Creative is a worldwide leader in digital entertainment products. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed ZEN portable audio and media players. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

This announcement refers to products and pricing sold in the United States of America. Pricing and product availability are subject to change without notice. Sound Blaster and ZEN are trademarks or registered trademarks of Creative Technology Ltd. in the United States and/or other countries. All other trademarks are the property of their respective owners.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements, including statements relating to Creative’s gross margins, operating expenses, and profitability. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2007 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’ 000)

	(Unaudited)
	March 31, 2008	June 30, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$324,125	$250,480
Accounts receivable, net	91,198	110,520
Inventory	95,697	134,911
Other assets and prepaids	46,925	40,308

Total current assets	557,945	536,219
Property and equipment, net	65,869	97,696
Investments	47,138	80,121
Other non-current assets	3,912	8,997

Total Assets	$674,864	$723,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$55,706	$66,778
Accrued liabilities	93,510	92,898
Income taxes payable	20,478	21,349
Current portion of long term obligations and others	4,365	3,934

Total current liabilities	174,059	184,959
Long term obligations	126,750	129,131
Minority interest in subsidiaries	377	373
Shareholders’ equity	373,678	408,570

Total Liabilities and Shareholders’ Equity	$674,864	$723,033

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2008	2007	2008	2007
Sales, net	$150,302	$183,828	$597,395	$749,696
Cost of goods sold	115,642	145,845	462,288	605,163

Gross profit	34,660	37,983	135,107	144,533

Operating expenses:
Selling, general and administrative	36,086	44,521	107,487	138,714
Research and development	15,334	18,035	46,988	48,856
Chairman’s gift of shares to employees	2,972	—	2,972	—

Total operating expenses	54,392	62,556	157,447	187,570

Operating loss	(19,732)	(24,573)	(22,340)	(43,037)
Gain (loss) from investments, net	16,018	(1,276)	18,299	(1,768)
Interest income	2,738	3,085	8,506	7,264
Interest expense	(1,305)	(2,798)	(4,610)	(8,547)
Others	5,813	2,976	13,264	111,803

Income (loss) before income taxes and minority interest	3,532	(22,586)	13,119	65,715
Income tax expense	(485)	(529)	(1,135)	(19,029)
Minority interest in loss (income)	—	(498)	1	815

Net income (loss)	$3,047	$(23,613)	$11,985	$47,501

Basic earnings (loss) per share:	$0.04	$(0.28)	$0.15	$0.57
Weighted average ordinary shares outstanding (‘000)	81,259	83,484	82,588	83,400
Diluted earnings (loss) per share:	$0.04	$(0.28)	$0.15	$0.57
Weighted average ordinary shares	81,316	83,484	82,641	83,934
and equivalents outstanding (‘000)

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Nine Months Ended March 31,
	2008	2007
Cash flows from operating activities:
Net income	$11,985	$47,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	7,359	11,697
Amortisation of intangible assets	303	1,148
Deferred share compensation amortization	1,069	1,350
Minority interest in loss	(1)	(815)
Equity share in loss of unconsolidated investments	1,914	788
(Gain) loss on disposal of fixed assets	331	(2,094)
Write downs of investments and other non-current assets	14,478	1,442
Gain from investments, net	(24,532)	(93)
Gains on disposal of subsidiary	(6,973)	419
Deferred income taxes, net	(25)	(80)
Gains on disposal of interests in associated company	(972)	—
Foreign currency exchange gain	(8,522)	(4,944)
Dividend income	(883)	(419)
Chairman’s gift of shares to employees	2,972	—
Changes in assets and liabilities, net:
Accounts receivable	66,444	13,812
Inventory	7,598	81,531
Other assets and prepaids	(7,376)	14,556
Accounts payable	3,813	(53,635)
Accrued and other liabilities	1,808	(12,530)
Income taxes	97	(1,748)

Net cash provided by operating activities	70,887	97,886

Cash flows from investing activities:
Capital expenditures, net	(8,716)	(4,212)
Proceeds from sale of fixed assets	107	4,064
Proceeds from investments	32,259	121
Proceeds from sale of subsidiary	5,692	—
Purchase of investments	(4,005)	(1,135)
Increase in other non current assets, net	—	(873)
Dividend income received	883	419

Net cash provided by (used in) investing activities	26,220	(1,616)

Cash flows from financing activities:
Proceeds from exercise of ordinary share options	14	1,502
Repurchase of ordinary shares	(20,218)	—
Repayments of debt obligations	(2,172)	(2,967)
Repayments of capital leases	(10)	(950)
Dividends paid	(11,528)	(20,855)
Dividends paid to minority interest	—	(400)

Net cash used in financing activities	(33,914)	(23,670)

Net increase in cash and cash equivalents	63,193	72,600
Effects of exchange rate changes on cash and cash equivalent	10,452	5,912
Cash and cash equivalents at beginning of year	250,480	213,995

Cash and cash equivalents at end of the period	$324,125	$292,507

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares ‘000	Treasury Shares ‘000	Ordinary Shares $’000	Treasury Shares $’000	Other Reserves $’000	Unrealised Holding Gains (Losses) on Investments $’000	Retained Earnings $’000	Total $’000
Q308
Balance at July 1, 2007	83,622	—	300,086	—	53,949	24,240	30,295	408,570
Shares issued under employee options plans	4	—	14	—	—	—	—	14
Chairman’s gift of shares to employees	—	—	—	—	2,972	—	—	2,972
Purchase of treasury shares	—	(4,500)	—	(20,218)	—	—	—	(20,218)
Dividends paid	—	—	—	—	—	—	(11,528)	(11,528)
Amortization of deferred share compensation	—	—	—	—	1,069	—	—	1,069
Comprehensive loss	—	—	—	—	—	(19,186)	11,985	(7,201)

Balance at March 31, 2008	83,626	(4,500)	300,100	(20,218)	57,990	5,054	30,752	373,678

Q307
Balance at July 1, 2006	83,271	—	298,474	—	52,265	19,453	22,961	393,153
Shares issued under employee options plans	327	—	1,502	—	—	—	—	1,502
Purchase of treasury shares	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	—	—	(20,855)	(20,855)
Amortization of deferred share compensation	—	—	—	—	1,350	—	—	1,350
Comprehensive loss	—	—	—	—	—	(1,691)	47,501	45,810

Balance at March 31, 2007	83,598	—	299,976	—	53,615	17,762	49,607	420,960

CREATIVE TECHNOLOGY LTD.

SUPPLEMENTAL FINANCIAL INFORMATION

	Three months ended
	Mar 31, 2008	Dec 31, 2007	Mar 31, 2007
Revenue by geographical region :
Americas	29%	27%	32%
Europe	46%	53%	49%
Asia and rest of the world	25%	20%	19%
Revenue by product category :
Personal Digital Entertainment	47%	56%	52%
Audio	16%	12%	17%
Speakers and Headphones	28%	25%	24%
Others	9%	7%	7%